
04033593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 28 2004
WASH, D.C.
SECTION

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ________________________

Commission file number 0 - 25454

Washington Federal Savings Profit Sharing Retirement Plan and
Employee Stock Ownership Plan
(Full title of the plan)

Washington Federal, Inc.
425 Pike Street
Seattle, WA 98101
(Name of issuer of the securities and address of its principal executive offices)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Washington Federal Savings Profit Sharing Retirement
Plan and Employee Stock Ownership Plan
(Name of Plan)

Date 6-22-04

Linda S. Brower, Trustee

Item 4. Plan Financial Statements and Schedules

The Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan Financial Statements for the years ended December 31, 2003 and 2002, Supplemental Schedules for the year ended December 31, 2003 and Report of Independent Registered Public Accounting Firm are attached as an exhibit beginning on page E-2.

Exhibits

The following exhibits are filed with or incorporated by reference into this Form 11-K:

Exhibit	Page
Consent of Deloitte & Touche LLP	E-1
Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan Financial Statements for the years ended December 31, 2003 and 2002, Supplemental Schedules for the year ended December 31, 2003 and Report of Independent Registered Public Accounting Firm	E-2

Exhibit 1

Consent of Deloitte & Touche LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-20191, No. 333-51143, No. 333-46588, and No. 333-81242 of Washington Federal, Inc. on Form S-8 of our report dated June 4, 2004, appearing in the Annual Report on Form 11-K of the Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

Seattle, Washington
June 21, 2004

Exhibit 2

Washington Federal Savings Profit Sharing Retirement Plan
and Employee Stock Ownership Plan
Financial Statements For the Years ended December 31, 2003 and 2002,
Supplemental Schedules For the Year ended December 31, 2003
and Report of Independent Registered Public Accounting Firm

Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan

Financial Statements for the Years Ended December 31, 2003 and 2002, Supplemental Schedules for the Year Ended December 31, 2003 and Report of Independent Registered Public Accounting Firm

WASHINGTON FEDERAL SAVINGS PROFIT SHARING RETIREMENT PLAN AND EMPLOYEE STOCK OWNERSHIP PLAN

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Suite 3300
925 Fourth Avenue
Seattle, WA 98104-1126
USA

Tel: +1 206 716 7000
Fax: +1 206 965 7000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Trustees
Washington Federal Savings
Profit Sharing Retirement Plan and
Employee Stock Ownership Plan
Seattle, Washington

We have audited the accompanying statements of net assets available for benefits of the Washington Federal Savings Profit Sharing Retirement Plan and Employee Stock Ownership Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 4, 2004

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Investments at fair value as determined by quoted market prices:		
Washington Federal, Inc. common stock	$32,217,172	$27,426,031
Mutual funds	3,182,205	2,340,588
	35,399,377	29,766,619
Investments at estimated fair value:		
Certificates of deposit	30,650,802	26,302,929
Washington Federal Savings repurchase agreements	16,063,572	21,375,875
Cash and cash equivalents	2,571,618	2,388,327
	49,285,992	50,067,131
NET ASSETS AVAILABLE FOR BENEFITS	$84,685,369	$79,833,750

See notes to financial statements.

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
ADDITIONS:		
Net appreciation of investments	$ 7,522,456	$ 1,655,123
Interest earned on investments	2,535,606	2,703,390
Cash dividends on common stock	1,033,101	1,016,533
Contributions:		
Employer	2,341,309	2,321,034
Employee	1,518,684	1,415,280
Transfers	136,551	284,631
Total contributions	3,996,544	4,020,945
Total additions	15,087,707	9,395,991
DEDUCTIONS:		
Benefits paid to participants	10,216,646	3,863,899
Mutual fund expenses	19,442	15,735
Total deductions	10,236,088	3,879,634
NET ADDITIONS	4,851,619	5,516,357
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	79,833,750	74,317,393
End of year	$ 84,685,369	$ 79,833,750

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Washington Federal Savings (the "Company") Profit Sharing Retirement Plan and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General—The Plan is a defined contribution profit sharing plan for employee retirement. Each full-time employee is a participant in the Plan effective on his or her date of employment. Part-time employees completing at least 1,000 hours of service during the calendar year participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

On September 1, 1984, the Plan was restated to include a cash deferral arrangement under Section 401(k) of the Internal Revenue Code. On September 29, 1995, the Plan was restated to include an Employee Stock Ownership Plan (the "ESOP") feature as part of the Plan. Under the ESOP, participants may elect to have all or part of their vested account balances, including voluntary contributions and earnings thereon, invested in Washington Federal, Inc. common stock.

Contributions—Under provisions of the Plan, all participants may make voluntary after-tax contributions of their considered earnings as defined by the Plan. In addition, participants may make pre-tax contributions up to the statutory limits ($12,000 for 2003, plus a "catch-up" amount for those who have attained age 50) to their 401(k) account. Company contributions to the Plan are determined by the Board of Directors based on the Company's net operating income. Contributions are allocated to the profit sharing account of each participant in the same proportion that each participant's considered earnings for the period bear to the total earnings of all such participants for such period. The annual addition from contributions to an individual participant's account in this Plan cannot exceed the lesser of 100% of a participant's compensation or $40,000. As the plan pooled investments include both participant-directed and nonparticipant-directed contributions, and the amounts are not separable, the disclosures in Note 7 include the entire balance of the plan pooled investments.

Participant Accounts—Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested amount of the participant's account(s).

Investment Options—The Plan has established four accounts to which contributions are directed and three investment options:

Accounts:

- Participant contribution account—tax-paid contributions of a participant initially invested in plan pooled investments and provides participants the ability to transfer to the ESOP account at two designated dates per year.

- 401(k) account—tax-deferred contributions of a participant.
- ESOP account—contributions of a participant and vested Company contributions.
- Company account—contributions authorized by the Board of Directors and paid by the Company to the participant's account initially invested in plan pooled investments and provide participants the ability to transfer fully vested amounts to the ESOP account at two designated dates per year.

Investments:

- Company stock—funds transferred to the ESOP account as authorized by the participant and invested in Company common stock and other investments.
- Plan pooled investments—funds invested as directed by the trustees.
- Mutual fund account—funds within the 401(k) account, directed by the participant, and invested in various mutual funds.

ESOP Account—At least twice per year, from January 1 to January 31 and from July 1 to July 31, a participant may elect to transfer a portion of his or her vested Company account, 401(k) account and participant contribution account to the ESOP account. Once transferred to the ESOP account, at least 51% must be invested in Company common stock. Amounts not invested in Company common stock are invested in plan pooled investments. At any time, a participant may sell Company common stock held in the ESOP account, subject to the 51% requirement mentioned above. Once per year, cash may be transferred from the ESOP account to the corresponding accounts from which the funds were originally transferred. Participants may elect to have dividends paid on Company common stock distributed to them or retained in their ESOP accounts.

Vesting—Participants are immediately vested in their own contributions to their participant contribution accounts and to their 401(k) accounts. Withdrawals made upon termination are subject to vesting restrictions, which limit withdrawal of Company contributions if the participant has completed less than seven years of continuous service. Participants who have completed seven or more years of service are fully vested in Company contributions to their accounts. Participants also become fully vested in Company contributions upon death, total and permanent disability, or retirement on the normal or deferred retirement date. A continuous year of service consists of a minimum of 1,000 hours of employment.

The Plan provides employees with the following vesting schedule with regard to Company contributions:

Service Year Completed	Percentage Vested
1	0%
2	0
3	20
4	40
5	60
6	80
7	100

Forfeitures—Participants have a nonforfeitable interest in their vested account balances upon termination from the Plan. Nonvested account balances are subject to forfeiture and are used to reduce future employer contributions to the Plan. If participants reenter the Plan before incurring five consecutive one-year breaks in service, the forfeited amounts shall be restored upon repayment of any amounts previously distributed to the participants. For the years ended December 31, 2003 and 2002, forfeited nonvested accounts totaled $368,689 and $241,149, respectively.

Benefits—In accordance with the terms of the Plan, a participant, upon either retirement, termination, death or disability, may elect alternative methods of benefit payments, including:

- One lump-sum distribution;
- Installment payments;
- Purchase of an annuity contract selected by the participant and approved by the trustees; or
- Any other method of distribution not extending the payment period beyond the survivor life expectancy of the participant and his or her designated beneficiary, as approved by the trustees.

In the event of employee termination, the vested portion of the participant's share is to be distributed as soon as practicable.

Trustees and Administrators of the Plan—The Plan is administered by the trustees appointed by the Board of Directors of Washington Federal Savings. Trustees of the Plan are Linda S. Brower, Michael R. Bush and Karen S. Carlson, all employees of the Company, as required by the Plan.

Administrative Expenses—Administrative expenses related to mutual fund investments are paid by the respective participants. All other expenses for administration of the Plan are paid by Washington Federal Savings, the Plan's sponsor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan have been prepared on the accrual basis of accounting. Plan assets exclude those funds used to purchase annuities.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The investments of the Plan are stated at fair value, which is based on closing prices as of the last trading day of the Plan year for those securities that are actively traded. Other investments are stated at cost plus accrued investment income, which approximates fair value at December 31, 2003 and 2002.

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation of investments represents the change in fair value from the beginning to the end of the Plan's fiscal year or from date of purchase to the end of the Plan's fiscal year, if purchased during the current year, plus realized gains and losses. Purchases and sales of securities are reflected on a trade-date basis.

Payment of Benefits—Benefits are recorded when paid.

Dividends—On January 21, 2004, the Board of Directors of the Company declared an 11-for-10 stock split in the form of a 10% stock dividend payable to the stockholders of record on February 6, 2004 and distributed on February 20, 2004. All previously reported share amounts have been adjusted accordingly.

Reclassifications—Certain reclassifications have been made to the financial statements to conform the prior period to current classifications.

3. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 14, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code.

4. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5. RELATED PARTY TRANSACTIONS

Certain Plan investments are held at Washington Federal Savings, the Plan's sponsor. As such, these investments qualify as party-in-interest transactions as defined by ERISA. These investments are Washington Federal, Inc. common stock as well as Washington Federal Savings repurchase agreements and money market accounts.

6. INVESTMENTS

The following investments, at fair value, represent 5% or more of the Plan's assets available for benefits at December 31:

	2003	2002
Washington Federal, Inc. common stock (1,248,717 and 1,335,485 shares)	$32,217,172	$27,426,031
Certificates of deposit (yield):		
Wells Fargo, 7.20%, due June 28, 2005 (7.48%) *	11,998,035	11,171,694
Key Bank, 7.35%, due September 13, 2005 (7.63%) *	6,298,385	6,312,005
USAA Federal Savings Bank, 6.81%, due October 18, 2005 (7.03%) *	4,965,861	4,641,604
Repurchase agreements (yield):		
Washington Federal Savings, 2.03%, due June 30, 2004 (2.04%) *	5,882,026	5,717,679
Washington Federal Savings, 2.98%, due May 26, 2003 (3.00%) *		5,003,265
Washington Federal Savings, 3.05%, due September 30, 2003 (3.09%) *		4,547,099

* Nonparticipant-directed

During 2003, the Plan's investments (including gains and losses on investments bought and sold during the year as well as unrealized gains and losses on investments held during the year) appreciated in value by $7,522,456.

Washington Federal, Inc. common stock	$6,986,368
Mutual funds	536,088
	$7,522,456

Certificates of deposit at December 31, 2003 and 2002, consist of amounts on deposit at Federal Deposit Insurance Corporation ("FDIC")-insured banks with yields ranging from 3.32% to 7.84% and 6.56% to 7.84%, respectively. Under the current FDIC regulations, pass-through insurance coverage is provided for the benefit of the Plan's participants.

7. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the change in net assets relating to plan pooled investments is as follows as of and for the years ended December 31:

	2003	2002
Net assets:		
Certificates of deposit	$30,650,802	$26,302,929
Washington Federal Savings money market accounts	2,559,128	2,363,322
Washington Federal Savings repurchase agreements	16,063,572	21,375,875
	$49,273,502	$50,042,126
Changes in net assets:		
Contributions	$ 3,524,880	$ 3,538,442
Interest earned on investments	2,535,213	2,702,436
Benefits paid to participants	(6,690,245)	(130,052)
Transfers to participant-directed investments	(138,472)	(320,657)
	$ (768,624)	$ 5,790,169

* * * * * *

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT
DECEMBER 31, 2003

	Issuer	Description (Yield)	Fair Value
*	Washington Federal, Inc.	1,248,717 shares of common stock	$32,217,172
	Mutual funds:		
*	Barclays Global	Midcap Fund	761,973
*	Barclays Global	S&P 500 Growth Fund	452,198
*	Barclays Global	S&P 500 Value Fund	388,018
*	Barclays Global	Government Fund	360,675
*	Barclays Global	Equity Index Fund	328,340
*	Barclays Global	Stable Value Fund	214,956
*	Barclays Global	Russell 2000 Fund	212,508
*	Barclays Global	Bond Fund	177,973
*	Barclays Global	Growth and Income Fund	124,864
*	Barclays Global	International Fund	72,330
*	Barclays Global	Growth Fund	57,255
*	Barclays Global	Income Plus Fund	31,115
			3,182,205
	Certificates of deposit:		
	Wells Fargo Bank	7.20%, June 28, 2005 (7.48%)	11,998,035
	Key Bank	7.35%, September 13, 2005 (7.63%)	6,298,385
	USAA Federal Savings Bank	6.81%, October 18, 2005 (7.03%)	4,965,861
	Wells Fargo Bank	6.38%, December 5, 2005 (6.56%)	3,036,528
	USAA Federal Savings Bank	2.27%, May 29, 2005 (2.29%)	2,027,104
	Key Bank	7.55%, February 25, 2005 (7.84%)	1,324,800
	USAA Federal Savings Bank	3.27%, December 31, 2006 (3.32%)	1,000,089
			30,650,802
	Repurchase agreements:		
*	Washington Federal Savings	2.03%, June 30, 2004 (2.04%)	5,882,026
*	Washington Federal Savings	2.06%, April 30, 2004 (2.07%)	3,912,377
*	Washington Federal Savings	4.02%, July 12, 2004 (4.02%)	2,120,269
*	Washington Federal Savings	3.77%, February 11, 2004 (3.77%)	2,112,699
*	Washington Federal Savings	3.00%, May 26, 2006 (3.03%)	2,036,201
			16,063,572
	Cash and cash equivalents:		
*	Washington Federal Savings	Variable rate demand account	2,257,529
*	Washington Federal Savings	Variable rate money market account	301,599
*	Bank of New York	Registered money market mutual fund	12,490
			2,571,618
			$84,685,369

* Party-in-interest

WASHINGTON FEDERAL SAVINGS
PROFIT SHARING RETIREMENT PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2003

Reportable transactions as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA are as follows:

	Identity of Party Involved	Description	Amount of Purchases	Received Upon Maturity or Sale	Gain
	SINGLE TRANSACTIONS:				
*	Washington Federal Savings	Repurchase agreement, 2.98%, due May 26, 2003	$ –	$ 5,062,416	$ –
*	Washington Federal Savings	Repurchase agreement, 3.05%, due September 30, 2003		4,642,167	
*	Washington Federal Savings	Repurchase agreement, 2.06%, due April 30, 2004	3,892,167		
*	Washington Federal Savings	Repurchase agreement, 3.52%, due July 11, 2003		2,070,400	
*	Washington Federal Savings	Repurchase agreement, 3.00%, due May 26, 2006	2,000,000		
	SERIES OF TRANSACTIONS:				
*	Washington Federal Savings	Variable rate demand account	12,762,849	14,289,703	
*	Washington Federal Savings	Variable rate money market account	1,250,000	1,521,779	

* Party-in-interest